UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MEDIMMUNE, INC.
(Name of Subject Company)

ASTRAZENECA BIOPHARMACEUTICALS INC.
ASTRAZENECA PLC
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

584699102
(Cusip Number of Class of Securities)

Graeme H. R. Musker
AstraZeneca PLC
15 Stanhope Gate
London, W1K 1LN, England
Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Paul R. Kingsley
Thomas J. Reid
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,651,208,882	$480,492.11

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase all 238,141,500 outstanding shares of common stock of MedImmune, Inc. at a purchase price of $58.00 cash per share and all outstanding options with respect to 31,706,929 shares of common stock of MedImmune, Inc., in each case as of April 30, 2007, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by AstraZeneca Biopharmaceuticals Inc., a Delaware corporation ( “Purchaser”) and an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”) of MedImmune, Inc., a Delaware corporation (“MedImmune”), at $58.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated May 3, 2007.
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement dated May 3, 2007.
(b)	Facility Agreement dated as of May 1, 2007 among AstraZeneca PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc, as arrangers, HSBC Bank plc, as agent, and Citibank, N.A., Deutsche Bank AG, London Branch and HSBC Bank plc, as initial lenders.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of April 22, 2007 among MedImmune, Inc., AstraZeneca PLC and AstraZeneca Biopharmaceuticals Inc. (incorporated by reference to the Form 6-K filed by AstraZeneca PLC on April 26, 2007).
(d)(2)	Non-Disclosure and Confidentiality Agreement dated as of March 23, 2007 between MedImmune, Inc. and AstraZeneca PLC.
(d)(3)	Non-Disclosure and Confidentiality Agreement dated as of April 25, 2007 between MedImmune, Inc. and AstraZeneca PLC.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2007

ASTRAZENECA BIOPHARMACEUTICALS INC.

By:	/s/ Shaun Grady
Name: Shaun Grady
Title: Vice President

ASTRAZENECA PLC

By:	/s/ David R. Brennan
Name: David R. Brennan

Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase dated May 3, 2007
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(3)	Notice of Guaranteed Delivery
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)	Summary Advertisement dated May 3, 2007
(b)	Facility Agreement dated as of May 1, 2007 among AstraZeneca PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc, as arrangers, HSBC Bank plc, as agent, and Citibank, N.A., Deutsche Bank AG, London Branch and HSBC Bank plc, as initial lenders
(d)(1)	Agreement and Plan of Merger dated as of April 22, 2007 among MedImmune, Inc., AstraZeneca PLC and AstraZeneca Biopharmaceuticals Inc. (incorporated by reference to the Form 6-K filed by AstraZeneca PLC on April 26, 2007)
(d)(2)	Non-Disclosure and Confidentiality Agreement dated as of March 23, 2007 between MedImmune, Inc. and AstraZeneca PLC
(d)(3)	Non-Disclosure and Confidentiality Agreement dated as of April 25, 2007 between MedImmune, Inc. and AstraZeneca PLC